December 21, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 787 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to modify the Principal Investment Strategies and Risks for Astor Active Income ETF Fund, Astor Long/Short ETF Fund, Astor Macro Alternative Fund, and Astor S.T.A.R. ETF Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

1006886.17